FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
Cybin Inc. (the “Company”)
100 King Street West, Suite 5600
Toronto, Ontario
M5X 1C9
Item 2. Date of Material Change
November 10, 2023
Item 3. News Release
News releases with respect to the material change were disseminated by the Company on November 10 and November 14, 2023, through Business Wire (collectively, the “News Releases”).
Item 4. Summary of Material Change
On November 10, 2023, the Company announced that it had entered into an agreement with A.G.P./Alliance Global Partners, as sole book-running manager, to complete a firm commitment underwritten offering of units of the Company (the “Units”) at a price of US$0.45 per Unit for aggregate gross proceeds of approximately US$30,000,000 (the “Offering”). Each Unit was comprised of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire on Common Share at a price of US$0.51 per Common Share for a period beginning on the date that is six (6) months after issuance until May 14, 2029, subject to acceleration in certain circumstances.
On November 14, 2023, the Company announced that it had closed the previously announced Offering. In connection with the Offering, the Company issued 66,666,667 Units for aggregate gross proceeds of US$30,000,000.15.
The Company intends to use the net proceeds from the Offering for the progression of the Company’s CYB003 and deuterated DMT programs, and for general corporate and working capital purposes.
The Units were offered pursuant to a prospectus supplement dated November 10, 2023 (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated August 17, 2023 (the “Base Shelf Prospectus”) that was filed with the Ontario Securities Commission. The Prospectus Supplement was also filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, as amended, which became effective by the SEC on August 17, 2023, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.
Item 5. Full Description of Material Change
See the full text of each of the News Releases attached hereto as Schedules “A” and “B”.
Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.

Item 8. Executive Officer
Further information regarding the matters described in this report may be obtained from Douglas Drysdale, Chief Executive Officer of the Company, who is knowledgeable about the details of the material change and may be contacted at 1-866-292-4601.
Item 9. Date of Report
November 20, 2023.

Schedule “A”

CYBIN ANNOUNCES UP TO US$64 MILLION OFFERING OF UNITS

TORONTO – November 10, 2023 - Cybin Inc. (NEO: CYBN) (NYSE American: CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic treatment options, is pleased to announce a firm commitment underwritten offering (the “Offering”) of 66,666,667 units of the Company (the “Units”) to one of the Company’s largest existing institutional shareholders and new institutional investors at a price of US$0.45 per Unit for gross proceeds of approximately US$30 million. Approximately US$30 million will be funded in full upon the closing of the Offering, and up to an additional US$34 million may be funded upon full exercise of the Warrants (as defined below).

Each Unit will be comprised of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant will be exercisable to acquire one Common Share at a price of US$0.51 per Common Share for a period beginning on the date that 6 months after issuance until the date that is 60 months after the date of initial exercisability, subject to acceleration in certain circumstances.

A.G.P./Alliance Global Partners is acting as the sole book-running manager for the Offering.
The Offering is expected to close on or about November 15, 2023, or such other date as A.G.P./Alliance Global Partners and the Company may agree, and completion of the Offering will be subject to market and other customary conditions, including approval of the Neo Exchange Inc., now operating as Cboe Canada (the “Exchange”).
The Company intends to use the net proceeds from the Offering for the progression of the Company’s CYB003 and deuterated DMT programs, and for general corporate and working capital purposes.
The Units are being offered pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated August 17, 2023 (the “Base Shelf Prospectus”) that will be filed with the Ontario Securities Commission. The Prospectus Supplement will also be filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, as amended, which became effective by the SEC on August 17, 2023, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. Prior to forming an investment decision, prospective investors should read the Base Shelf Prospectus and the documents incorporated by reference therein, including any marketing materials, which are available on the Company’s SEDAR profile available at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov/edgar. Copies of the Prospectus Supplement and Base Shelf Prospectus may be obtained by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.

Suspension of the Company’s Sales under the LPC Agreement
In the context of arranging for Offering, on November 9, 2023, the Company provided notice to Lincoln Park Capital Fund (“LPC”) of the Company’s intention to suspend purchases under its purchase agreement (the “Purchase Agreement”) effective immediately. The Purchase Agreement was entered on May 30, 2023, allowing the Company to issue Common Shares with a value of up to US$30 million from treasury to LPC from time to time at the Company’s discretion for a period of up to 36 months. The sale of Common Shares under the Purchase Agreement was qualified under a prospectus supplement dated August 23, 2023 to the Base Shelf Prospectus (the “August Supplement”). The Company sold a total of US$465,273 under the Purchase Agreement prior to the suspension of sales. No further Common Shares will be sold to LPC pursuant to the August Supplement or the Base Shelf Prospectus, unless such documents are amended to qualify further sales under the Purchase Agreement or sales under the Purchase Agreement are otherwise qualified and all necessary regulatory approvals are obtained.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the anticipated closing of the Offering, the use of Offering proceeds, the receipt of applicable regulatory approvals, including the approval of the Exchange, the anticipated proceeds to be received in the Offering (including, without limitation, the proceeds, if any, from the exercise of the Warrants), the potential to qualify further sales under the Purchase Agreement and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company’s management’s discussion and analysis for the three months ended June 30, 2023, the Company’s annual information form for the year ended March 31, 2023, and the Company’s listing statement dated November 9, 2020, which are available under the Company’s profile on www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com

Schedule “B”

CYBIN ANNOUNCES CLOSING OF OFFERING OF UNITS LED BY ONE OF THE COMPANY’S LARGEST INSTITUTIONAL SHAREHOLDERS
TORONTO, CANADA – November 14, 2023 – Cybin Inc. (NEO: CYBN) (NYSE American: CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative next-generation psychedelic treatment options, is pleased to announce that it has closed its previously announced underwritten offering (the “Offering”). In connection with the Offering, the Company issued an aggregate of 66,666,667 units of the Company (the “Units”) at a price of US$0.45 per Unit for aggregate gross proceeds of US$30 million.
Each Unit is comprised of one common share in the capital of the Company (a “Common Share”) and one Common Share purchase warrant (a “Warrant”). Each Warrant is exercisable to acquire one Common Share at a price of US$0.51 per Common Share any time on or after the date that is six months after issuance until May 14, 2029, subject to acceleration in certain circumstances.
“Q4 of 2023 and 2024 will be pivotal for Cybin as we expect topline clinical data readouts from both our Phase 1/2a trial of CYB003, our deuterated psilocybin analog, and from our Phase 1 trial of CYB004, our deuterated DMT molecule. With the current financing, led by one of the Company’s largest institutional shareholders, and a combination of the Company's current cash position, current at-the-market offering and assuming exercise in full of the Warrants issued as part of the Units, the Company has access to over US$100 million. This capital is expected to provide Cybin with the cash runway needed to complete these value-driving clinical milestones and enable us to continue focusing on clinical execution with the ultimate goal of bringing improved therapeutic options to patients in need,” said Doug Drysdale, Chief Executive Officer of Cybin.
A.G.P./Alliance Global Partners acted as the sole book-running manager for the Offering.
The Company intends to use the net proceeds from the Offering for the progression of the Company’s CYB003 and deuterated DMT programs, and for general corporate and working capital purposes.
The Units were offered pursuant to a prospectus supplement (the “Prospectus Supplement”) to the Company’s short form base shelf prospectus dated August 17, 2023 (the “Base Shelf Prospectus”) that was filed with the Ontario Securities Commission. The Prospectus Supplement was also filed with the United States Securities and Exchange Commission (the “SEC”), as part of a registration statement on Form F-10, as amended, which became effective by the SEC on August 17, 2023, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Prospectus Supplement, Base Shelf Prospectus and the documents incorporated by reference therein are available on the Company’s SEDAR profile at www.sedarplus.ca and the Company’s EDGAR profile at www.sec.gov/edgar. Copies of the Prospectus Supplement and Base Shelf Prospectus may be obtained by contacting A.G.P./Alliance Global Partners, 590 Madison Avenue, 28th Floor, New York, NY 10022, or by telephone at (212) 624-2060, or by email at prospectus@allianceg.com.
This news release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Cybin
Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.
Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.
Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland.
Cautionary Notes and Forward-Looking Statements
Certain statements in this press release constitute forward-looking information and forward-looking statements within the meaning of applicable securities laws (together, “forward-looking statements”). All statements other than statements of historical fact contained in this press release, including, without limitation, statements regarding Cybin’s future, strategy, plans, objectives, goals and targets, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “plan”, “continue”, “will”, “may”, “would”, “anticipate”, “estimate”, “forecast”, “predict”, “project”, “seek”, “should” or similar expressions or the negative thereof, are forward-looking statements. Forward-looking statements in this news release include statements regarding the use of Offering proceeds; the Company’s plan to report topline clinical data readouts from the Phase 1/2a trial of CYB003 and from the Phase 1 trial of CYB004 in Q4; the Company’s ability to access capital under its current at-the-market offering; the Company’s ability to access capital as a result of the exercise of the Warrants; and the Company’s ability to address the need for new and innovative treatment options for people who suffer from mental health conditions.

These forward-looking statements are based on reasonable assumptions and estimates of management of the Company at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to materially differ from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: implications of the COVID-19 pandemic on the Company’s operations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; expectations regarding the size of the psychedelics market; the ability of the Company to successfully achieve its business objectives; plans for growth; political, social and environmental uncertainties; employee relations; the presence of laws and regulations that may impose restrictions in the markets where the Company operates; and the risk factors set out in the Company's management's discussion and analysis for the three months ended June 30, 2023, the Company’s annual information form for the year ended March 31, 2023, and the Company's listing statement dated November 9, 2020, which are available under the Company's profile on www.sedarplus.ca and with the SEC on EDGAR at www.sec.gov.

Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements contained in this news release. The Company assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Cybin makes no medical, treatment or health benefit claims about Cybin’s proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds. The efficacy of such products has not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds can diagnose, treat, cure or prevent any disease or condition. Rigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin’s performance and operations.

Neither the Neo Exchange Inc. nor the NYSE American LLC stock exchange have approved or disapproved the contents of this news release and are not responsible for the adequacy and accuracy of the contents herein.

Investor & Media Contact:

Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com